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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Gemstar-TV Guide International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

James W. Loss, Esq.

Riordan & McKinzie

600 Anton Boulevard

Eighteenth Floor

Costa Mesa, California 92626

Telephone: (714) 433-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to repsond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36866W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henry C. Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 38,348,860(a) 8. Shared Voting Power None(b) 9. Sole Dispositive Power 38,348,860(a) 10. Shared Dispositive Power None(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,348,860(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person IN

(a)	Includes options to purchase 25,878,900 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of April 18, 2003. Also includes 7,000,000 shares subject to the Forward Contracts.

(b)	See Items 4 and 6 of the Schedule 13D (as defined herein) regarding the Stockholders’ Agreement (as defined in the Schedule 13D).

CUSIP No. 36866W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entites only). Elsie Ma Leung

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,639,570(c) 8. Shared Voting Power None 9. Sole Dispositive Power 7,639,570(c) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,639,570(c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person IN

(c)	Includes options to purchase 7,330,000 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of April 18, 2003.

This Amendment No. 7 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to Gemstar International Group Limited (the predecessor corporation of Gemstar-TV Guide International, Inc., the “Issuer”) on April 2, 1999, Amendment No. 1 with respect thereto, as filed with the Commission on January 5, 2000, Amendment No. 2 with respect thereto, as filed with the Commission on August 3, 2000, Amendment No. 3 with respect thereto, as filed with the Commission on April 11, 2002, Amendment No.4 with respect thereto, as filed with the Commission on August 16, 2002, Amendment No. 5 with respect thereto, as filed with the Commission on October 10, 2002 and Amendment No. 6 with respect thereto, as filed with the Commission on November 11, 2002 (the Schedule 13D, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

On April 18, 2003, the Issuer notified Dr. Yuen and Ms. Leung that it was terminating their employment for cause. As a result, the Issuer or News Corp. may take the position that the obligations of News Corp. and Dr. Yuen to vote for each other’s director designees pursuant to Amendment No. 1 to the Stockholders’ Agreement have terminated. The Issuer has taken the position that Dr. Yuen’s termination resulted in an automatic resignation from the board of directors. Dr. Yuen and Ms. Leung intend to contest their terminations.

Item	5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

Dr. Yuen beneficially owns 38,348,860 shares of Common Stock (including options to purchase 25,878,900 shares of Common Stock exercisable within 60 days of April 18, 2003), representing approximately 8.9% of the issued and outstanding Common Stock. Ms. Leung beneficially owns 7,639,570 shares of Common Stock (including options to purchase 7,330,000 shares of Common Stock exercisable within 60 days of April 18, 2003), representing approximately 1.8% of the issued and outstanding Common Stock.

The Reporting Persons and News Corp. may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act. To the Reporting Persons’ knowledge, based on information contained in News Corp.’s Schedule 13D/A filed with the Commission on April 21, 2003, News Corp. beneficially owns 174,931,473 shares of Common Stock, or approximately 42.9% of the issued and outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock owned by the other Reporting Person and News Corp.

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2003

/s/ Henry C. Yuen
Henry C. Yuen

/s/ Elsie Ma Leung
Elsie Ma Leung